LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ  07302

December 14, 2007

VIA EDGAR

Patricia Williams

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:	Lord Abbett Investment Trust (the “Trust”)
File Nos. 33-68090 and 811-7988

Dear Mrs. Williams:

This letter responds to comments you provided in a November 16, 2007 telephone conversation with Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the Trust’s investment adviser (“Lord Abbett”), regarding Post-Effective Amendment No. 52 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The comments, and the Trust’s responses thereto, are set forth below.  Post-Effective Amendment No. 53 to the Registration Statement, which was filed today with the Securities and Exchange Commission and became effective immediately upon filing, reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – Prospectus

1.             The “Main Risks” section of the Floating Rate Fund’s prospectus includes a statement that “the Fund invests primarily in senior loans that are rated below investment grade.”  Please move that statement to the “Principal Strategy” section of the Fund’s prospectus.

Response:  We have made the requested change.

2.             The “Main Risks” section of the Floating Rate Fund’s prospectus contains disclosure stating that the Fund may be exposed to risks associated with foreign securities, including emerging market securities.  Please add appropriate disclosure about emerging market securities to the “Principal Strategy” section of the Fund’s prospectus.

Response:  We have revised the disclosure in the “Principal Strategy” section of the Fund’s prospectus to clarify that the Fund may invest in emerging market securities.

3.             Please revise the Strategic Allocation Funds’ disclosure in the “Principal Strategy” section of the prospectus to describe each Fund’s principal investment strategy with greater specificity.

Response:  We have added the following disclosure to the “Principal Strategy” section of the prospectus:

The Balanced Strategy Fund expects to allocate the equity portion of its portfolio primarily to funds investing in domestic securities of large-cap companies, with select exposure to funds focused on domestic mid-cap, small-cap, and international equity securities deemed by Lord Abbett to be of high quality; the fixed income portion of its portfolio is expected to be allocated primarily to funds investing in a wide range of high yield debt, with select exposure to investment grade and convertible securities.  The Diversified Equity Strategy Fund expects to allocate its assets primarily to funds investing in domestic securities of large-, medium-, and small-cap companies, with limited international multi-cap exposure.  The Diversified Income Strategy Fund expects to allocate the fixed income portion of its portfolio primarily to funds investing in a wide range of domestic investment grade and high yield debt, with select exposure to convertible and emerging market securities; the equity portion of its portfolio is expected to be allocated primarily to funds investing in the domestic securities of large-cap companies, but with flexibility to adjust fund selection to portfolios with equities in the mid-cap range and possible exposure to international equity securities deemed by Lord Abbett to be of high quality. The Growth & Income Strategy Fund expects to allocate the equity portion of its portfolio primarily to funds investing in domestic securities of large-, medium-, and small-cap companies and select exposure to international equities; the fixed income portion of its portfolio is expected to be allocated primarily to funds investing in a wide range of high grade corporate, government, mortgage and asset-backed securities with select exposure to high-yield and convertible securities.

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If you have any questions, please call Brooke Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2363.

Sincerely,

/s/ Lawrence B. Stoller
Lawrence B. Stoller
Vice President and Assistant Secretary